Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Second Quarter 2013 Financial Results

SHENZHEN, China, August 29, 2013 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Financial Highlights

For the quarter ended June 30, 2013:

•	Same store sales increased by 8.6% compared with the second quarter of 2012

•	Revenue increased to RMB638.8 million (US$104.1 million) compared with RMB617.6 million for second quarter 2012

•	Loss from operations was RMB1.0 million (US$0.2 million), compared with income from operations of RMB 3.9 million for the second quarter 2012.

•	Net cash-flow from operating activities was RMB14.6 million (US$2.4 million), compared to RMB30.2 million in second quarter 2012

Mr. Fuxiang Zhang, Chief Executive Officer of Nepstar, commented, “During the second quarter, we adopted a more proactive marketing strategy to propel growth in revenue and to improve our store productivity. As a result, our average daily store traffic increased by eleven visits and same store sales grew by 8.6%, with fewer operating stores compared with the second quarter of 2012. While this promotional strategy has impacted our near-term gross margin and profitability, we believe the longer-term benefit of increased store traffic and participation in our loyalty programs will provide sustainable growth in margin over time and will ultimately enhance our competitiveness.”

Second Quarter Results

During the second quarter of 2013, the Company opened 25 new stores and closed 48 stores. As of June 30, 2013, the Company had 2,071 directly operated stores in total.

Revenue for the second quarter of 2013 increased by 3.4% to RMB638.8 million (US$104.1 million) from RMB617.6 million for the same period in 2012. Same store sales (for the 1,969 stores opened before December 31, 2011 and were still operating) for the second quarter of 2013 increased by 8.6% compared with the same period in 2012. The increase in same store sales was primarily due to promotional initiatives aimed at increasing store traffic.

Second quarter revenue contribution by product category was 22.3% from prescription drugs; 38.2% from over-the-counter (“OTC”) drugs; 14.8% from nutritional supplements; 4.0% from herbal products; and 20.7% from convenience and other products.

Second quarter gross profit was RMB280.8 million (US$45.7 million), a slight decrease from RMB287.5 million for the same period in 2012. Gross margin in the second quarter of 2013 was 44.0% compared with 46.5% for the same period of 2012. This decrease in gross margin was primarily the result of a more proactive marketing strategy for promoting the convenience and other products category.

The Company’s portfolio of private label products was expanded to 2,069 types of products as of June 30, 2013. Sales of private label products represented approximately 25.0% of the Company’s revenue and 33.8% of gross profit for the second quarter of 2013.

Sales, marketing and other operating expenses, as a percentage of revenue, in the second quarter of 2013 decreased to 38.9% from 40.8% in the same period of 2012. This decrease was primarily due to growth in same store sales and closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the current quarter was 4.6%, compared with 5.1% for the same period in 2012. This decrease was mainly due to the continued implementation of rigorous cost control measures.

During the second quarter, we recognized impairment loss of RMB 3.4 million, which represents the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Loss from operations in the second quarter of 2013 was RMB1.0 million (US$0.2 million), compared with income from operations of RMB3.9 million in the same period in 2012. The loss from operations in the second quarter of 2013 was mainly due to lower gross margin and the impairment loss. Excluding the impairment charge, income from operations was RMB 2.3 million (US$0.4 million).

Interest income for the second quarter of 2013 was RMB4.2 million (US$0.7 million) compared with RMB3.9 million in the same period in 2012.

Dividend income from cost method investments was RMB0.4 million (US$0.1 million) in the second quarter of 2013, compared with RMB3.1 million in the same period of 2012. On December 28, 2012, the Company completed the sale of its entire 40% equity interests in Yunnan Jianzhijia Chain Drugstore Ltd. for a total cash consideration of approximately RMB 81.5 million. Equity in income of an equity method investee was nil in the second quarter of 2013, compared with a loss of RMB1.0 million in the same period in 2012.

The Company’s effective tax rate was 208.0% for the second quarter of 2013, compared with 74.9% for the same period in 2012. The Company’s income tax expense was RMB 7.5 million for the second quarter of 2013, compared with RMB 7.4 million for the same period in 2012. The amounts of income tax expense were stable compared with the same period last year, and the higher effective rate for the current quarter was mainly due to the effect of operating losses from certain of our loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets.

Net loss for the second quarter of 2013 was RMB3.9 million (US$0.6 million), which represented RMB0.04 (US$0.01) basic and diluted loss per ADS. Net income for the second quarter of 2012 was RMB2.5 million, which represented RMB0.02 basic and diluted earnings per ADS.

Net cash-flow from operating activities in the second quarter of 2013 was RMB14.6 million (US$2.4 million), compared with RMB30.2 million for the same period in 2012.

As of June 30, 2013, the Company’s total cash, cash equivalents, bank deposits and restricted cash were RMB666.0 million (US$108.5 million) and its shareholders’ equity was RMB1.03 billion (US$167.6 million). This compares with total cash, cash equivalents, bank deposits and restricted cash of RMB664.4 million and shareholders’ equity of RMB1.03 billion as of December 31, 2012.

Business Outlook

“Going forward, our focus remains on optimization of our product mix and maintaining momentum in store traffic and sales to stabilize and regain growth in margin and profitability,” Mr. Zhang concluded. “Looking to the second half of the year, we expect same store sales and also the daily store traffic growth to continue.”

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on Thursday, August 29, 2013 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing in approximately five minutes before the appointed starting time at +1-877-407-9210 (North America) or +1-201-689-8049 (International). A live web cast of the conference call will be available on the Company’s website at http://www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through September 5, 2013 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the Company’s website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 419160.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of June 30 2013, the Company had 2,071 stores across 75 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.1374 on June 28, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 28, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended June 30,
	2012 RMB	2013 RMB	2013 USD
Revenue	617,606	638,758	104,076
Cost of goods sold	(330,148)	(358,000)	(58,331)

Gross profit	287,458	280,758	45,745
Sales, marketing and other operating expenses	(252,289)	(248,719)	(40,525)
General and administrative expenses	(31,272)	(29,698)	(4,839)
Impairment losses	—	(3,380)	(551)

Income/(loss) from operations	3,897	(1,039)	(170)
Interest income	3,917	4,218	687
Dividend income from cost method investments	3,124	436	71
Equity in income of an equity method investee	(995)	—	—

Income before income tax expense	9,943	3,615	588
Income tax expense	(7,445)	(7,520)	(1,225)

Net income/(loss)	2,498	(3,905)	(637)

Basic earnings/(losses) per ordinary share	0.012	(0.020)	(0.003)
Basic earnings/(losses) per ADS	0.024	(0.040)	(0.006)
Diluted earnings/(losses) per ordinary share	0.012	(0.020)	(0.003)
Diluted earnings/(losses) per ADS	0.024	(0.040)	(0.006)

Net income/(loss)	2,498	(3,905)	(637)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(496)	(512)	(83)

Comprehensive income/(loss)	2,002	(4,417)	(720)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of December 31, 2012 RMB	As of June 30, 2013 RMB	As of June 30, 2013 USD
ASSETS
Current assets
Cash and cash equivalents	371,256	357,540	58,256
Short-term bank time deposits	237,100	272,440	44,390
Restricted cash	36,000	36,000	5,866
Accounts receivable, net of allowance for doubtful accounts	114,601	114,720	18,692
Amounts due from related parties	8,254	10,705	1,744
Prepaid expenses, deposits and other current assets	147,252	161,002	26,233
Inventories	478,483	452,514	73,731
Deferred tax assets	1,704	2,450	399

Total current assets	1,394,650	1,407,371	229,311

Non-current assets
Long-term bank time deposits	20,000	—	—
Property and equipment, net	120,237	114,643	18,679
Rental deposits	38,236	40,101	6,534
Cost method investments	12,638	12,638	2,059
Intangible assets, net	2,868	2,868	467
Goodwill	51,819	51,819	8,443
Deferred tax assets	3,056	7,500	1,223
Accrued interest income	507	—	—

Total non-current assets	249,361	229,569	37,405

Total assets	1,644,011	1,636,940	266,716

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	356,095	346,401	56,441
Bills payable	20,534	24,063	3,921
Amounts due to related parties	18,381	23,199	3,780
Accrued expenses and other payables	105,503	104,914	17,094
Income tax payable	40,967	29,805	4,856
Deferred income	14,327	17,355	2,828

Total current liabilities	555,807	545,737	88,920

Non-current liabilities
Deferred income	18,365	17,145	2,794
Deferred tax liabilities	7,499	7,695	1,254
Other non-current liabilities	36,237	37,700	6,142

Total non-current liabilities	62,101	62,540	10,190

Total liabilities	617,908	608,277	99,110

Shareholders’ equity
Share capital	158	158	26
Additional paid-in capital	832,811	832,811	135,694
Accumulated other comprehensive loss	(41,688)	(42,337)	(6,898)
Retained earnings	234,822	238,031	38,784

Total shareholders’ equity	1,026,103	1,028,663	167,606

Total liabilities and shareholders’ equity	1,644,011	1,636,940	266,716